UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact Name of the Registrant as Specified in its Charter)

America Mobile
(Translation of Registrant’s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel, Piso 16
Colonia Ampliación Granada, Alcaldía Miguel Hidalgo
11529, Mexico City
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

TABLE OF CONTENTS

Forward‑Looking Statements	1

América Móvil	2

Operating and Financial Review as of March 31, 2025 and for the Three-Month Periods Ended March 31, 2024 and 2025	4

This report includes certain financial information as of and for the three-month periods ended March 31, 2024 and 2025.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2024 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2025 (our “2024 Form 20-F”).

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of commercial, operating or financial performance, our financing, our capital structure or our other financial items;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	the impact of public health crises;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	statements about competitive developments in the telecommunications industry;

•	other descriptions of factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2024 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil, Argentina, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, the impact of public health crises, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

AMÉRICA MÓVIL

América Móvil, S.A.B. de C.V. (“América Móvil,” “we,” “us,” “our” or the “Company”) is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. We provide telecommunications services in 23 countries. We are a leading telecommunications service provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We have operations in 16 countries in the Americas and seven countries in Central and Eastern Europe. As of March 31, 2025, we had 323.9 million wireless voice and data subscriptions and 78.2 million fixed RGUs.

Our customers generate revenue for us by purchasing one or more of our services. We refer to each service that a customer purchases as a revenue generating unit (“RGU”). Our management has identified RGUs as a key performance indicator (“KPI”) that helps measure the performance of our operations because it allows the Company to assess its performance on a per-service basis. Each wireless subscription, which includes prepaid and postpaid subscriptions, is counted as a single RGU, while a single fixed-service customer can have multiple RGUs, depending on the services we provide in its respective country. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscriptions and fixed RGUs of all our consolidated subsidiaries in the following reportable segments:

•	Mexico Wireless;

•	Mexico Fixed;

•	Brazil;

•	Colombia;

•	Southern Cone (Argentina);

•	Southern Cone (Chile, Paraguay and Uruguay);

•	Andean Region (Ecuador and Peru);

•	Central America (Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua);

•	the Caribbean (the Dominican Republic and Puerto Rico); and

•	Europe (Austria, Belarus, Bulgaria, Croatia, North Macedonia, Serbia and Slovenia).

	As of March 31,
	2024	2025
	(in thousands)

Wireless RGUs:
Mexico	83,994	83,925
Brazil	87,652	87,587
Colombia	39,744	41,250
Southern Cone (Argentina)	25,142	26,294
Southern Cone (Chile, Paraguay and Uruguay)	8,084	9,191
Andean Region	22,124	22,698
Central America	16,717	17,386
Caribbean	7,668	8,000
Europe	25,440	27,588
Total Wireless RGUs	316,566	323,920

Fixed RGUs:
Mexico	21,598	22,090
Brazil	22,879	22,265
Colombia	9,487	9,625
Southern Cone (Argentina)	3,324	3,754
Southern Cone (Chile, Paraguay and Uruguay)	3,514	3,364
Andean Region	2,446	2,573
Central America	4,963	5,310
Caribbean	2,800	2,861
Europe	6,267	6,378
Total Fixed RGUs	77,279	78,220
Total RGUs (Total Wireless RGUs and Total Fixed RGUs)	393,845	402,139

* Totals may not sum due to rounding.

We operate in all of our geographic segments under the Claro brand name, except in Mexico and Europe, where we principally do business under the brand names listed below.

COUNTRY	PRINCIPAL BRANDS	SERVICES AND PRODUCTS

Mexico	Telcel	Wireless voice Wireless data

	Telmex Infinitum	Fixed voice Fixed data

Europe	A1	Wireless voice Wireless data Fixed voice Fixed data Pay TV Equipment and accessories

OPERATING AND FINANCIAL REVIEW AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2025

The following is a summary and discussion of our preliminary unaudited condensed consolidated financial information as of and for the three-month periods ended March 31, 2024 and 2025. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our 2024 Form 20-F.

In the opinion of our management, the unaudited condensed consolidated financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) made in our audited annual consolidated financial statements included in our 2024 Form 20-F.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables below are presented solely for convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 20.3182 to U.S.$1.00, which was the rate reported by Banco de México for settlement of obligations in foreign currencies due on March 29, 2025, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación) on March 28, 2025.

Condensed Consolidated Financial Information of América Móvil

The following tables set forth our unaudited consolidated financial information as of March 31, 2025 and for the three-month periods ended March 31, 2024 and 2025.

	For the three-month periods ended March 31,
	2024	2025
Income Statement Data	(in millions of Mexican pesos)		(in millions of U.S. dollars)
	(unaudited)

Operating revenues:
Service revenues	Ps. 173,335	Ps. 200,271	U.S.$ 9,857
Sales of equipment	29,963	31,767	1,563
	Ps. 203,298	Ps. 232,038	U.S.$ 11,420

Operating costs and expenses:
Cost of sales and services	77,836	87,520	4,307
Commercial, administrative and general expenses	43,599	51,938	2,556
Other expenses	1,279	1,531	75
Depreciation and amortization	39,826	46,235	2,276

	Ps. 162,540	Ps. 187,224	U.S.$ 9,214
Operating income	Ps. 40,758	Ps. 44,814	U.S.$ 2,206
Interest income	2,083	1,867	92
Interest expense	(13,361)	(14,578)	(718)
Foreign currency exchange loss, net	(1,674)	(1,179)	(58)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	(756)	450	22
Equity interest in net result of associated companies	(1,581)	27	1

Profit before income tax	25,469	31,401	1,545
Income tax	11,161	11,688	575

Net profit for the period	Ps. 14,308	Ps. 19,713	U.S.$ 970

Net profit for the period attributable to:
Equity holders of the parent	Ps. 13,494	Ps. 18,703	U.S.$ 920
Non-controlling interests	814	1,010	50
	Ps. 14,308	Ps. 19,713	U.S.$ 970

Other comprehensive income items:
Net other comprehensive (loss) income that may be reclassified to (loss) or profit in subsequent period:
Effect of translation of foreign entities	Ps. (6,559)	Ps. 23,781	U.S.$ 1,171
Items that will not be reclassified to (loss) or profit in subsequent periods (net of taxes):
Re-measurement of defined benefit plan	Ps. (105)	Ps. (17)	U.S.$ (1)
Unrealized (loss) gain on equity investments at fair value	(128)	4,783	235

Total other comprehensive (loss) income items for the period, net of taxes	Ps. (6,792)	Ps. 28,547	U.S.$ 1,405

Total comprehensive income for the period	Ps. 7,516	Ps. 48,260	U.S.$ 2,375

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps. 8,299	Ps. 45,088	U.S.$ 2,219
Non-controlling interests	(783)	3,172	156
	Ps. 7,516	Ps. 48,260	U.S.$ 2,375

	As of December 31, 2024	As of March 31, 2025
	(in millions of Mexican Pesos)		(in millions of U.S. dollars)
	(audited)	(unaudited)

Balance Sheet Data
Total current assets	Ps.353,698	Ps.384,574	U.S.$ 18,928
Total non-current assets	1,440,223	1,481,450	72,912

Total assets	Ps. 1,793,921	Ps.1,866,024	U.S.$ 91,840

Total current liabilities	494,401	540,926	26,623
Long-term debt	463,375	465,263	22,899
Long-term lease debt	177,666	185,013	9,106
Deferred income taxes	27,732	30,992	1,525
Non-current accounts payable	17,225	18,578	914
Deferred revenues	2,673	2,604	128
Asset retirement obligation	11,513	11,870	584
Employee benefits	167,152	165,982	8,169

Total liabilities	1,361,737	1,421,228	69,948
Equity:
Capital stock	95,357	95,356	4,693
Retained earnings:
Prior year	494,346	482,014	23,724
Profit for the year / period	22,902	18,703	920

Total retained earnings	517,248	500,717	24,644
Other comprehensive loss items	(243,520)	(217,349)	(10,697)

Equity attributable to equity holders of the parent	Ps.369,085	Ps. 378,724	U.S.$ 18,640
Non-controlling interests	63,099	66,072	3,252

Total equity	432,184	444,796	21,892

Total liabilities and equity	Ps. 1,793,921	Ps. 1,866,024	U.S.$ 91,840

Condensed Consolidated Results of Operations as of and for the Three-Month Periods Ended March 31, 2024 and 2025

Our unaudited condensed consolidated financial statements are presented in Mexican pesos, but our operations outside of Mexico account for a significant portion of our revenues and expenses. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the euro, U.S. dollar, Brazilian real, Colombian peso and Argentine peso, affect our results of operations as reported in Mexican pesos.

In the following discussion regarding our results of operations, we include a discussion of the change in the different components of our revenues and expenses between periods at constant exchange rates, i.e., using the same exchange rate from the comparable period of the prior fiscal year to translate the local-currency results of our non-Mexican operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

All comparisons at constant exchange rates in our consolidated figures exclude Argentina. Our Argentine subsidiary is subject to the accounting guidelines applicable to hyperinflationary economies, with all the accounting variables expressed in real terms at constant Argentine pesos. Pursuant to IFRS Accounting Standards, for consolidation purposes in our consolidated financial statements—with no other economy in the countries in which we operate considered hyperinflationary—Argentine peso figures expressed in constant Argentine peso terms at the prevailing prices at the end of a reporting period must be converted into Mexican pesos at the exchange rate observed at the end of such reporting period. Due to hyperinflationary conditions in Argentina and the magnitude of the Argentine peso’s depreciation, the application of the above-referenced norm generates unusual effects. Therefore, we exclude Argentina from all consolidated figures cited at constant exchange rates.

On October 6, 2022, we combined our Chilean operations with LLA in order to create Claro Chile, SpA, a 50:50 joint venture, as a result of which Claro Chile ceased to be our wholly owned subsidiary, as previously disclosed in our press release furnished on a report on Form 6-K on October 6, 2022. In accordance with IFRS 11, this transaction was classified as a joint venture, since we exercise joint control over Claro Chile, SpA with LLA, and all relevant decisions require the consent of both parties. As a result of the incorporation of the Claro Chile, SpA as a joint venture, in accordance with IFRS 5, the operations of Claro Chile are classified as discontinued operations for the reporting periods prior to 2023 presented in the consolidated financial information included in the annual report 2024 and are recognized through the equity method from October 6, 2022. Accordingly, where applicable, results were presented for the relevant periods in the profit (loss) after tax from discontinued operations in the consolidated financial information included in the annual report 2024. Operating and financial information presented herein therefore excludes Claro Chile, including for periods prior to the joint venture agreement. On October 3, 2024, we received the approval by the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalia Nacional Económica) to consolidate Claro Chile, SpA (which, until then, was still a 50:50 joint venture) into its operations. As a result, on October 31, 2024, we converted our outstanding notes in Claro Chile, SpA into equity and consolidated Claro Chile, SpA into its consolidated financial statements. At the effective date of the conversion, LLA retained an approximate 9.0% interest and AMX an approximate 91.0% interest. As of December 31, 2024, we held a 94.9% interest in Claro Chile, SpA.

Operating Revenues

Total operating revenues for the first three months of 2025 increased by 14.1%, or Ps. 28.7 billion, over the first three months of 2024. At constant exchange rates, total operating revenues for the first three months of 2025 increased by 4.7% over the first three months of 2024, or 2.3% excluding the effects of consolidating Claro Chile, SpA.

Service Revenues – Service revenues for the first three months of 2025 increased by 15.5%, or Ps. 26.9 billion, over the first three months of 2024. At constant exchange rates, service revenues for the first three months of 2025 increased by 5.9% over the first three months of 2024, or 3.4% excluding the effects of consolidating Claro Chile, SpA. This increase at constant exchange rates principally reflects an increase in revenues from our prepaid and postpaid mobile services, broadband and corporate services in the fixed-line networks, which were partially offset by a decrease in revenues from our fixed voice and Pay TV services.

Sales of Equipment – Sales of equipment revenues for the first three months of 2025 increased by 6.0%, or Ps. 1.8 billion, over the first three months of 2024. At constant exchange rates, sales of equipment revenues for the first three months of 2025 decreased by 2.3% over the first three months of 2024, or 4.1% excluding the effects of consolidating Claro Chile, SpA. This decrease at constant exchange rates principally reflects lower sales of smartphones, data-enabled devices and accessories in Austria, Mexico and Peru which were partially offset by higher sales in Brazil and Central America.

Operating Costs and Expenses

Total operating costs and expenses for the first three months of 2025 increased by 14.9%, or Ps. 18.3 billion, over the first three months of 2024. At constant exchange rates, total operating costs and expenses for the first three months of 2025 increased by 5.3% over the first three months of 2024, or 2.1% excluding the effects of consolidating Claro Chile, SpA. This increase in operating costs and expenses at constant exchange rates principally reflects increased costs associated with lease space, logistics, network maintenance and IT services.

Cost of Sales and Services – Cost of sales and services for the first three months of 2025 increased by 12.4%, or Ps. 9.7 billion, over the first three months of 2024. At constant exchange rates, cost of sales and services for the first three months of 2025 increased by 4.1% over the first three months of 2024, or 1.1% excluding the effects of consolidating Claro Chile, SpA. This increase in costs of sales and services at constant exchange rates principally reflects an increase in sales of higher-end smartphones as well as corporate network, IT services and network maintenance. This increase was partially offset by our cost savings program.

Commercial, Administrative and General Expenses – Commercial, administrative and general expenses for the first three months of 2025 increased by 19.1%, or Ps. 8.3 billion, over the first three months of 2024. As a percentage of operating revenues, commercial, administrative and general expenses were 22.4% for the first three months of 2025, compared to 21.4% for the first three months of 2024. At constant exchange rates, commercial, administrative and general expenses for the first three months of 2025 increased by 8.1% over the first three months of 2024, or 4.3% excluding the effects of consolidating Claro Chile, SpA. This increase in commercial, administrative and general expenses at constant exchange rates principally reflects increased expenses for customer service centers and IT solutions.

Other Expenses – Other expenses for the first three months of 2025 increased by 19.7% or Ps. 0.3 billion over the first three months of 2024, principally due to year-over-year appreciation of most of our operating currencies against the Mexican peso.

Depreciation and Amortization – Depreciation and amortization for the first three months of 2025 increased by 16.1%, or Ps. 6.4 billion, over the first three months of 2024. As a percentage of operating revenues, depreciation and amortization were 19.9% for the first three months of 2025, compared to 19.6% for the first three months of 2024. At constant exchange rates, depreciation and amortization for the first three months of 2025 increased by 10.0% over the first three months of 2024, or 2.6% excluding the effects of consolidating Claro Chile, SpA. This increase in depreciation and amortization at constant exchange rates principally reflects the annual increase in site lease payments in accordance with the contracts entered by our subsidiary Telcel, and new sites were also added with Telesites, S.A.B. de C.V. Additionally, in the first quarter of 2025, our subsidiaries in Colombia and Austria made investments in network equipment.

Operating Income

Operating income for the first three months of 2025 increased by 10.0%, or Ps. 4.1 billion, over the first three months of 2024. Operating margin (operating income as a percentage of operating revenues) was 19.3% for the first three months of 2025, compared to 20.0% for the first three months of 2024.

Non-Operating Items

Net Interest Expense – Net interest expense (interest expense less interest income) for the first three months of 2025 increased by 12.7%, or Ps. 1.4 billion, over the first three months of 2024. This increase principally reflects an increase in interest expense from debt due to changes in interest rates in Brazil and the incurrence of new loans by our subsidiary in Colombia following the first quarter of 2024.

Foreign Currency Exchange Loss, Net – We recorded a net foreign currency exchange loss of Ps. 1.2 billion for the first three months of 2025, compared to our net foreign currency exchange loss of Ps. 1.7 billion for the first three months of 2024. The change in the first three months principally reflects the appreciation of some of the currencies in which our indebtedness is denominated against the Mexican peso, particularly the U.S. dollar, the euro and the British pound sterling.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net – We recorded a net gain of Ps. 0.5 billion for the first three months of 2025 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net loss of Ps. 0.8 billion for the first three months of 2024. The change in the first three months of 2025 principally reflects a gain on hedging instruments as a result of the appreciation of some of the currencies in which our indebtedness is denominated, allocated to America Movil, S.A.B. de C.V. and by a decrease in the net monetary position gain from our subsidiaries in Argentina.

Income Tax – Our income tax expense for the first three months of 2025 increased by 4.7%, or Ps. 0.5 billion, over the first three months of 2024. This increase mainly reflects more profit before income tax.

Our effective corporate income tax rate as a percentage of profit before income tax was 37.2% for the first three months of 2025, compared to 43.8% for the first three months of 2024. This rate differs from the applicable rate of 30% under Mexican law and changed year over year mainly due to the tax effects of inflation on several of our subsidiaries.

Net Profit

We recorded a net profit of Ps. 19.7 billion for the first three months of 2025, an increase of 37.8%, or Ps. 5.4 billion, over the first three months of 2024.

Segment Results of Operations for the three-month periods ended March 31, 2025 and 2024

The following table sets forth the exchange rates used to translate the results of our most significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we or our subsidiaries operate, including Ecuador, Puerto Rico and El Salvador. Exchange rate changes between the Mexican peso and the currencies in which our subsidiaries operate affect our reported results in Mexican pesos and the comparability of reported results between periods.

	Mexican pesos per foreign currency unit (average for the period) for the three-month periods ended March 31,
	2024	2025	% Change

Brazilian real	3.4333	3.4910	1.7
Colombian peso	0.0043	0.0049	13.3
Argentine peso (1)	0.0204	0.0193	(5.2)
U.S. dollar	16.9980	20.4244	20.2
Euro	18.4548	21.4838	16.4

(1)  As of March 31, 2025, the devaluation of the Argentine peso against the Mexican peso is due primarily to the economic policies established by the new Argentine administration in December 2023. The stated goals of the policies involve, among other things, the devaluation of the Argentine peso by more than 20 percent of its value as observed in the three-month periods ended March 31, 2025.

Interperiod Segment Comparisons

The following discussion addresses the financial performance of each of our reportable segments by comparing results as of and for the three months ended March 31, 2024 and 2025. In the year-to-year comparisons for each segment, we include percentage changes in operating revenues, operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information and prepared in accordance with IFRS 8.

Each reportable segment excludes all income, cost and expense incurred between subsidiaries within the reportable segment. The Mexico Wireless segment includes corporate income, costs and expenses.

Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues), which consist of segment operating revenues, segment operating income and segment operating margin, respectively, minus (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of foreign currency translation and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. The following discussions provide a quantification of these non-IFRS measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards. We have provided the non-IFRS measures herein, which are not calculated or presented in accordance with IFRS Accounting Standards, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS Accounting Standards.

These supplemental non-IFRS measures are presented because management has evaluated our financial results both including and excluding the adjusted items and believes that the supplemental non-IFRS measures presented provide additional perspective and insights when analyzing our core operating performance from period to period and trends in our historical operating results. These supplemental non-IFRS measures made by management, which should not be considered superior to, as a substitute for or an alternative to, should be considered in conjunction with the IFRS measures presented herein.

Except for the Southern Cone – Argentina segment, comparisons in the following discussion are calculated using figures in Mexican pesos. For the Southern Cone – Argentina segment only, due to hyperinflationary conditions in Argentina, comparisons in the following discussion are calculated using figures in constant Argentine peso terms, which are adjusted for inflation in accordance with International Accounting Standard (“IAS”) 29 Financial Reporting in Hyperinflationary Economies (“IAS 29”), and must be converted into Mexican pesos at the exchange rate observed at the end of the period per IFRS Accounting Standards, as described above under “Constant Currency Presentation”.

The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

	For the three-month period ended March 31, 2025
	Operating Revenues		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Revenues	Operating Income (Loss)		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Income (Loss)	Operating Margin	Adjusted Operating Margin
	(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(as a % of operating revenues)	(as a % of adjusted operating revenues)

Mexico Wireless	65.1	28.0	(6.1) (1)	58.9	21.6	48.1	4.1 (1)	25.7	33.2	43.5
Mexico Fixed	28.1	12.1	(5.0) (2)	23.2	4.1	9.2	(4.0) (2)	0.2	14.7	0.7
Brazil	44.9	19.4	(2.1)	42.8	8.6	19.1	(0.6)	8.0	19.1	18.7
Colombia	19.7	8.5	(2.4)	17.3	2.4	5.3	0.6	2.9	12.0	17.0
Southern Cone (Argentina)	11.2	4.8	(0.0)	11.2	0.3	0.6	3.7	4.0	2.4	35.9
Southern Cone (Paraguay, Uruguay and Chile)	6.7	2.9	(1.0)	5.7	(2.4)	(5.3)	0.5	(1.8)	(35.3)	(31.9)
Andean Region	14.4	6.2	(2.6)	11.8	2.3	5.1	0.4	2.7	16.0	22.5
Central America	14.3	6.2	(2.4)	11.9	3.2	7.2	(0.3)	2.9	22.6	24.3
Caribbean	10.1	4.3	(2.0)	8.1	1.7	3.7	(0.3)	1.4	16.7	17.0
Europe	28.3	12.2	(4.0)	24.3	3.8	8.4	(0.5)	3.2	13.3	13.3
Eliminations	(10.8)	(4.6)			(0.8)	(1.4)			6.7
Total	232.0	100.0			44.8	100.0

(1) Includes operations for income and costs of group corporate activities and other businesses. Effects of foreign currency translation do not apply.
(2) Effects of foreign currency translation do not apply.

	For the three-month period March 31, 2024
	Operating Revenues		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Revenues	Operating Income (Loss)		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Income (Loss)	Operating Margin	Adjusted Operating Margin
	(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(as a % of operating revenues)	(as a % of adjusted operating revenues)

Mexico Wireless	66.1	32.5	(4.9) (1)	61.2	22.5	55.3	3.6 (1)	26.1	34.1	42.6
Mexico Fixed	27.0	13.3	(4.2) (2)	22.8	4.3	10.6	(3.1) (2)	1.2	16.0	5.4
Brazil	41.3	20.3	(1.1)	40.3	7.0	17.2	(0.3)	6.7	16.9	16.5
Colombia	16.5	8.1	(0.2)	16.3	2.1	5.3	0.9	3.0	13.0	18.4
Southern Cone (Argentina)	6.0	2.9	2.7	8.7	(2.1)	(5.0)	4.9	2.9	(34.5)	33.1
Southern Cone (Paraguay, Uruguay)	1.0	0.5	(0.0)	1.0	(0.1)	(0.3)	0.1	(0.0)	(13.4)	(0.4)
Andean Region	11.6	5.7	(0.0)	11.5	1.8	4.4	0.6	2.4	15.4	21.1
Central America	10.3	5.1	(0.0)	10.2	1.2	3.1	0.5	1.8	12.1	17.4
Caribbean	8.5	4.2	(0.2)	8.3	1.4	3.5	0.1	1.5	16.7	17.8
Europe	23.4	11.5	0.0	23.4	3.1	7.6	(0.0)	3.1	13.2	13.2
Eliminations	(8.4)	(4.1)			(0.4)	(1.7)			6.8
Total	203.3	100.0			40.8	100.0

(1) Includes operations for income and costs of group corporate activities and other businesses. Effects of foreign currency translation do not apply.
(2) Effects of foreign currency translation do not apply.

Mexico Wireless

The number of prepaid wireless subscriptions for the first three months of 2025 decreased by 0.8% over the first three months of 2024, and the number of postpaid wireless subscriptions increased by 3.2%, resulting in a slight decrease in the total number of wireless subscriptions in Mexico of 0.1%, or 69 thousand, to approximately 83.9 million as of March 31, 2025.

Segment operating revenues for the first three months of 2025 decreased by 1.6% over the first three months of 2024. Adjusted segment operating revenues were Ps. 58.9 billion in the first three months of 2025 and Ps. 61.2 billion in the first three months of 2024, after giving effect to adjustments of Ps. (6.1) billion and Ps. (4.9) billion, respectively, for intersegment transactions and revenues of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. This represents a decrease of 3.7% in adjusted segment operating revenues in the first three months of 2025, as compared to the first three months of 2024, which principally reflects a decrease in equipment sales and prepaid revenues despite an increase in postpaid revenues.

Segment operating income for the first three months of 2025 decreased by 4.2% over the first three months of 2024. Adjusted segment operating income was Ps. 25.7 billion in the first three months of 2025 and Ps. 26.1 billion in the first three months of 2024, after giving effect to adjustments of Ps. 4.1 billion and Ps. 3.6 billion, respectively, for intersegment transactions and revenues of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. This represents a decrease of 1.6% in adjusted segment operating income in the first three months of 2025, as compared to the first three months of 2024.

Segment operating margin was 33.2% in the first three months of 2025, as compared to 34.1% in the first three months of 2024. Adjusted segment operating margin was 43.5% in the first three months of 2025, as compared to 42.6% in the first three months of 2024. This increase in segment operating margin for the first three months of 2025 principally reflects the effects of our cost savings program, partially offset by increases in costs associated with customer care.

Mexico Fixed

The number of fixed voice RGUs in Mexico for the first three months of 2025 decreased by 0.6% over the first three months of 2024, and the number of broadband RGUs in Mexico increased by 5.2%, resulting in an increase in total fixed RGUs in Mexico of 2.3% over the first three months of 2024, or 492 thousand, to approximately 22.1 million as of March 31, 2025.

Segment operating revenues for the first three months of 2025 increased by 4.1% over the first three months of 2024. Adjusted segment operating revenues were Ps. 23.2 billion in the first three months of 2025 and Ps. 22.8 billion in the first three months of 2024, after giving effect to adjustments of Ps. (5.0) billion and Ps. (4.2) billion, respectively, for intersegment transactions. This represents an increase of 1.5% in adjusted segment operating revenues in the first three months of 2025, as compared to the first three months of 2024, due to better performance in broadband and corporate network services.

Segment operating income for the first three months of 2025 decreased by 4.2% over the first three months of 2024. Adjusted segment operating income was Ps. 0.2 billion in the first three months of 2025 and Ps. 1.2 billion in the first three months of 2024, after giving effect to adjustments of Ps. (4.0) billion and Ps. (3.1) billion, respectively, for intersegment transactions. This represents a decrease of 86.2% in adjusted segment operating income from the first three months of 2025, as compared to the first three months of 2024, which principally reflects our cost savings program and an increase in network maintenance costs, technical expenses and the contractual salary of our employees.

Segment operating margin was 14.7% in the first three months of 2025, as compared to 16.0% in the first three months of 2024. Adjusted segment operating margin was 0.7% in the first three months of 2025, as compared to 5.4% in the first three months of 2024. The decrease in segment operating margin for the first three months of 2025 principally reflects an increase in IT solutions and network maintenance costs and technical expenses despite an increase in revenues from broadband and corporate network services.

Brazil

The number of prepaid wireless subscriptions for the first three months of 2025 decreased by 8.2% over the first three months of 2024, and the number of postpaid wireless subscriptions increased by 5.5%, resulting in a slight decrease in the total number of wireless subscriptions in Brazil of 0.1%, or 65 thousand, to approximately 87.6 million as of March 31, 2025. The increase in postpaid wireless subscriptions is due primarily to commercial efforts aimed at converting prepaid subscriptions to postpaid subscriptions. The number of fixed voice RGUs for the first three months of 2025 decreased by 6.8% over the first three months of 2024, the number of broadband RGUs increased by 2.9%, and the number of Pay TV RGUs decreased by 7.5%, resulting in a decrease in total fixed RGUs in Brazil of 2.7%, or 614 thousand, to approximately 22.3 million as of March 31, 2025. The number of Pay TV RGUs for 2024 and 2023 has been adjusted to the criteria by which we report to the local regulator.

Segment operating revenues for the first three months of 2025 increased by 8.7% over the first three months of 2024. Adjusted segment operating revenues were Ps. 42.8 billion in the first three months of 2025 and Ps. 40.3 billion in the first three months of 2024, after giving effect to adjustments of Ps. (2.1) billion and Ps. (1.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 6.2% in adjusted segment operating revenues in the first three months of 2025, as compared to the first three months of 2024, which principally reflects stronger performance in postpaid, broadband and corporate network services, partially offset by Pay TV.

Segment operating income for the first three months of 2025 increased by 22.4% over the first three months of 2024. Adjusted segment operating income was Ps. 8.0 billion in the first three months of 2025 and Ps. 6.7 billion in the first three months of 2024, after giving effect to adjustments of Ps. (0.6) billion and Ps. (0.3) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 19.9% in adjusted segment operating income in the first three months of 2025, as compared to the first three months of 2024.

Segment operating margin was 19.1% in the first three months of 2025, as compared to 16.9% in the first three months of 2024. Adjusted segment operating margin was 18.7% in the first three months of 2025, as compared to 16.5% in the first three months of 2024. This increase in adjusted segment operating margin for the first three months of 2025 principally reflects the effects of decreased operating leverage and strict cost controls.

Colombia

The number of prepaid wireless subscriptions for the first three months of 2025 increased by 2.8% over the first three months of 2024, and the number of postpaid wireless subscriptions increased by 6.6%, resulting in an increase in the total number of wireless subscriptions in Colombia of 3.8%, or 1.5 million, to approximately 41.2 million as of March 31, 2025. The number of fixed voice RGUs for the first three months of 2025 increased by 2.3% over the first three months of 2024, the number of broadband RGUs increased by 1.5% and the number of Pay TV RGUs increased by 0.4%, resulting in an increase in total fixed RGUs in Colombia of 1.5%, or 138 thousand, to approximately 9.6 million as of March 31, 2025.

Segment operating revenues for the first three months of 2025 increased by 18.9% over the first three months of 2024. Adjusted segment operating revenues were Ps. 17.3 billion in the first three months of 2025 and Ps. 16.3 billion in the first three months of 2024, after giving effect to adjustments of Ps. (2.4) billion and Ps. (0.2) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 5.9% in adjusted segment operating revenues in the first three months of 2025, as compared to the first three months of 2024, which principally reflects the recovery of mobile services.

Segment operating income for the first three months of 2025 increased by 10.3% over the first three months of 2024. Adjusted segment operating income was Ps. 2.9 billion in the first three months of 2025 and Ps. 3.0 billion in the first three months of 2024, after giving effect to adjustments of Ps. 0.6 billion and Ps. 0.9 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 2.0% in adjusted segment operating income in the first three months of 2025, as compared to the first three months of 2024.

Segment operating margin was 12.0% in the first three months of 2025, as compared to 13.0% in the first three months of 2024. Adjusted segment operating margin was 17.0% in the first three months of 2025, as compared to 18.4% in the first three months of 2024. This decrease is due to the impact of exchange rate fluctuations on U.S dollar-denominated costs such as content and network maintenance, and expenses linked to inflation, such as electric energy costs.

Southern Cone - Argentina

As described above under “Interperiod Segment Comparisons,” due to hyperinflationary conditions in Argentina, comparisons in the following discussion are calculated using figures in constant Argentine peso terms, i.e., adjusted for inflation in accordance with IAS 29.

The number of prepaid wireless subscriptions for the first three months of 2025 increased by 5.0% over the first three months of 2024, and the number of postpaid wireless subscriptions increased by 3.9%, resulting in an increase in the total number of wireless subscriptions in Argentina of 4.6%, or 1.2 million, to approximately 26.3 million as of March 31, 2025. The number of fixed voice RGUs for the first three months of 2025 increased by 13.0% over the first three months of 2024, the number of broadband RGUs increased by 14.0%, and the number of Pay TV RGUs increased by 10.0%, resulting in an increase of total fixed RGUs of 12.9%, or 430 thousand, to approximately 3.8 million as of March 31, 2025.

Segment operating revenues for the first three months of 2025 increased by 87.6% over the first three months of 2024. Adjusted segment operating revenues were Ps. 11.2 billion in the first three months of 2025 and Ps. 8.7 billion in the first three months of 2024, after giving effect to adjustments of Ps. (25.3) million and Ps. 2.7 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 28.4% in adjusted segment operating revenues in the first three months of 2025, as compared to the first three months of 2024, which is attributable to strong growth in mobile and broadband services.

Segment operating income for the first three months of 2025 decreased by 113.0% over the first three months of 2024. Adjusted segment operating income was Ps. 4.0 billion in the first three months of 2025 and Ps. 2.9 billion in the first three months of 2024, after giving effect to adjustments of Ps. 3.7 billion and Ps. 4.9 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 39.3% in adjusted segment operating income in the first three months of 2025, as compared to the first three months of 2024.

Segment operating margin was 2.4% for the first three months of 2025, as compared to (34.5)% in 2024. Adjusted segment operating margin was 35.9% in the first three months of 2025, as compared to 33.1% in the first three months of 2024.

Southern Cone – Chile, Paraguay and Uruguay

In Chile, Paraguay and Uruguay, the number of prepaid wireless subscriptions for the first three months of 2025 increased by 19.8% over the first three months of 2024, and the number of postpaid wireless subscriptions increased by 8.7%, resulting in an increase in the total number of wireless subscriptions in Chile, Paraguay and Uruguay of 13.7%, or 1.1 million, to approximately 9.2 million as of March 31, 2025. In Chile, the number of fixed voice RGU’s for the first three months of 2025 decreased by 8.7% over the first three months of 2024. In Chile and Paraguay, the number of broadband RGUs decreased by 1.5% and the number of Pay TV RGUs decreased by 5.5%, resulting in a decrease in total fixed RGUs in Chile and Paraguay of 4.3%, or 150 thousand, to approximately 3.4 million as of March 31, 2025.

Segment operating revenues for the first three months of 2025 increased by 6.7 times over the first three months of 2024. Adjusted segment operating revenues were Ps. 5.7 billion in the first three months of 2025 and Ps. 1.0 billion in the first three months of 2024, after giving effect to adjustments of Ps. (1.0) billion and Ps. (2.1) million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 5.7 times in adjusted segment operating revenues in the first three months of 2025, as compared to the first three months of 2024, or 5.3% excluding the effects of Chilean operations, which principally reflects an increase in prepaid and postpaid revenues in both Paraguay and Uruguay, an increase in broadband revenues, partially offset by a decrease in corporate networks and Pay TV revenues in Paraguay.

Segment operating loss for the first three months of 2025 was Ps. 2.4, billion as compared to a segment operating loss of Ps. 0.1 billion in the first three months of 2024. Adjusted segment operating (loss) income was Ps. (1.8) billion in the first three months of 2025, or Ps. 6 million excluding Chilean operations; as compared to an adjusted segment operating loss of Ps. 4 million in the first three months of 2024, after giving effect to adjustments of Ps. 0.5 billion and Ps. 0.1 billion, respectively, for intersegment transactions and the effects of foreign currency translation.2025, as compared to the first three months of 2024.

Segment operating margin was (35.3)% in the first three months of 2025, as compared to (13.4)% in the first three months of 2024. Adjusted segment operating margin was (31.9)%, or 0.5% excluding the effects of Chilean operations in the first three months of 2025, as compared to (0.4)% in the first three months of 2024. This increase in segment operating margin for the first three months of 2025 principally reflects an increase in prepaid and postpaid revenues in both Paraguay and Uruguay, an increase in broadband revenues, partially offset by a decrease in corporate networks and Pay TV revenues in Paraguay.

Andean Region—Ecuador and Peru

The number of prepaid wireless subscriptions for the first three months of 2025 increased by 1.0% over the first three months of 2024, and the number of postpaid wireless subscriptions increased by 5.2%, resulting in an increase in the total number of wireless subscriptions in our Andean Region segment of 2.6%, or 574 thousand, to approximately 22.7 million as of March 31, 2025. The number of fixed voice RGUs for the first three months of 2025 increased by 1.7% over the first three months of 2024, the number of broadband RGUs increased by 7.4% and the number of Pay TV RGUs increased by 4.4%, resulting in an increase in total fixed RGUs in our Andean Region segment of 5.2%, or 127 thousand, to approximately 2.6 million as of March 31, 2025.

Segment operating revenues for the first three months of 2025 increased by 24.2% over the first three months of 2024. Adjusted segment operating revenues were Ps. 11.8 billion in the first three months of 2025 and Ps. 11.5 billion in the first three months of 2024, after giving effect to adjustments of Ps. (2.6) billion and Ps. (32.0) million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 2.4% in adjusted segment operating revenues in the first three months of 2025, as compared to the first three months of 2024, which principally reflects increases in all service revenues in Peru which helped offset the decline in operating revenue in Ecuador.

Segment operating income for the first three months of 2025 increased by 29.2% over the first three months of 2024. Adjusted segment operating income was Ps. 2.7 billion in the first three months of 2025 and Ps. 2.4 billion in the first three months of 2024, after giving effect to adjustments of Ps. 0.4 billion and Ps. 0.6 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 9.5% in adjusted segment operating income in the first three months of 2025, as compared to the first three months of 2024, which principally reflects an increase in adjusted operating income of 18.2% in Peru.

Segment operating margin was 16.0% in the first three months of 2025, as compared to 15.4% in the first three months of 2024. Adjusted segment operating margin was 22.5% in the first three months of 2025, as compared to 21.1% in the first three months of 2024. This increase in the segment operating margin for the first three months of 2025 principally reflects improved operating leverage in Peru and strict cost controls in Ecuador.

Central America—Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica

The number of prepaid wireless subscriptions for the first three months of 2025 increased by 3.0% over the first three months of 2024, and the number of postpaid wireless subscriptions increased by 9.5%, resulting in an increase in the total number of wireless subscriptions in our Central America segment of 4.0%, or 669 thousand, to approximately 17.4 million as of March 31, 2025. The number of fixed voice RGUs for the first three months of 2025 increased by 4.0% over the first three months of 2024, the number of broadband RGUs increased by 10.5%, and the number of Pay TV RGUs increased by 7.1%, resulting in an increase in total fixed RGUs in our Central America segment of 7.0%, or 347 thousand, to approximately 5.3 million as of March 31, 2025.

Segment operating revenues for the first three months of 2025 increased by 39.7% over the first three months of 2024. Adjusted segment operating revenues were Ps. 11.9 billion in the first three months of 2025 and Ps. 10.2 billion in the first three months of 2024, after giving effect to adjustments of Ps. (2.4) billion and Ps. (26.4) million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 16.4% in adjusted segment operating revenues in the first three months of 2025, as compared to the first three months of 2024.

Segment operating income for the first three months of 2025 increased by 160.0% over the first three months of 2024. Adjusted segment operating income was Ps. 2.9 billion in the first three months of 2025 and Ps. 1.8 billion in the first three months of 2024, after giving effect to adjustments of Ps. (0.3) billion and Ps. 0.5 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 62.5% in adjusted segment operating income in the first three months of 2025, as compared to the first three months of 2024, the annual comparison is distorted by a cybersecurity incident that affected our prepaid billing system and limited our ability to activate new postpaid clients and fixed-line accesses in the first three months of 2024. However, it is noteworthy that the operating performance of our mobile and fixed business has been strong in the past few quarters.

Segment operating margin was 22.6% in the first three months of 2025, as compared to 12.1% in the first three months of 2024. Adjusted segment operating margin was 24.3% in the first three months of 2025, as compared to 17.4% in the first three months of 2024.

Caribbean—The Dominican Republic and Puerto Rico

The number of prepaid wireless subscriptions for the first three months of 2025 increased by 4.6% over the first three months of 2024, and the number of postpaid wireless subscriptions increased by 3.6%, resulting in an increase in the total number of wireless subscriptions in our Caribbean segment of 4.3%, or 332 thousand, to 8.0 million as of March 31, 2025. The number of fixed voice RGUs for the first three months of 2025 increased by 3.9% over the first three months of 2024, the number of broadband RGUs increased also by 3.9% and the number of Pay TV RGUs decreased by 5.8%, resulting in an increase in total fixed RGUs of 2.1%, or 60 thousand, to approximately 2.9 million as of March 31, 2025.

Segment operating revenues for the first three months of 2025 increased by 18.5% over the first three months of 2024. Adjusted segment operating revenues were Ps. 8.1 billion in the first three months of 2025 and Ps. 8.3 billion in the first three months of 2024, after giving effect to adjustments of Ps. (2.0) billion and Ps. (0.2) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 2.3% in adjusted segment operating revenues in the first three months of 2025, as compared to the first three months of 2024, which principally reflects a decrease in prepaid, postpaid, and broadband services in Puerto Rico and a decrease in fixed voice in both Puerto Rico and the Dominican Republic, which was partially offset by an increase in prepaid, postpaid and broadband revenues in the Dominican Republic and in corporate networks revenues in both the Dominican Republic and Puerto Rico. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico.

Segment operating income for the first three months of 2025 decreased by 18.1% over the first three months of 2024. Adjusted segment operating income was Ps. 1.4 billion in the first three months of 2025 and Ps. 1.5 billion in the first three months of 2024, after giving effect to adjustments of Ps. (0.3) billion and Ps. 0.1 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 7.0% in adjusted segment operating income in the first three months of 2025, as compared to the first three months of 2024, which reflects Puerto Rico’s slightly contraction in revenues affecting operating income segment despite Dominican Republic better performance.

Segment operating margin was 16.7% in the first three months of 2025, the same as in the first three months of 2024. Adjusted segment operating margin was 17.0% in the first three months of 2025, as compared to 17.8% in the first three months of 2024. This decrease in adjusted segment operating margin for the first three months of 2025 is mainly due to the reasons described above.

Europe

The number of prepaid wireless subscriptions for the first three months of 2025 decreased by 1.6% over the first three months of 2024, and the number of postpaid wireless subscriptions increased by 10.1%, resulting in an increase in the total number of wireless subscriptions in our Europe segment of 8.4%, or 2.1 million, to approximately 27.6 million as of March 31, 2025. The number of fixed voice RGUs for the first three months of 2025 decreased by 6.3% over the first three months of 2024, the number of broadband RGUs increased by 2.6% and the number of Pay TV RGUs increased by 7.5%, resulting in an increase in total fixed RGUs in our Europe segment of 1.8%, or 111 thousand, to approximately 6.4 million as of March 31, 2025.

Segment operating revenues for the first three months of 2025 increased by 20.8% over the first three months of 2024. Adjusted segment operating revenues were Ps. 24.3 billion in the first three months of 2025 and Ps. 23.4 billion in the first three months of 2024, after giving effect to adjustments of Ps. (4.0) billion and Ps. 0.9 million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 3.8% in adjusted segment operating revenues in the first three months of 2025, as compared to the first three months of 2024, which principally reflects an increase in all service revenues other than prepaid and fixed voice.

Segment operating income for the first three months of 2025 increased by 21.9% over the first three months of 2024. Adjusted segment operating income was Ps. 3.2 billion in the first three months of 2025 and Ps. 3.1 billion in the first three months of 2024, after giving effect to adjustments of Ps. (0.5) billion and Ps. (2.2) million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 4.6% in adjusted segment operating income in the first three months of 2025, as compared to the first three months of 2024.

Segment operating margin was 13.3% in the first three months of 2025, as compared to 13.2% in the first three months of 2024. Adjusted segment operating margin was 13.3% in the first three months of 2025, as compared to 13.2% in the first three months of 2024. This increase in adjusted segment operating margin principally reflects decreases in network maintenance and infrastructure leasing costs.

Liquidity and Capital Resources

Our management defines net debt (which is considered a non-IFRS measure) as total debt (defined as short and long-term debt) minus (i) cash and cash equivalents and (ii) equity investments available for sale at fair value through other comprehensive income (“OCI”). As of March 31, 2025, we had net debt of Ps. 499.9 billion, compared to net debt of Ps. 403.7 billion as of March 31, 2024. As of March 31, 2025, we had total debt of Ps. 588.2 billion, cash and cash equivalents of Ps. 35.3 billion, equity investments available for sale at fair value through OCI of Ps. 53.1 billion.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 77.6% of our indebtedness at March 31, 2025 was denominated in currencies other than Mexican pesos (approximately 44.9% of such non-Mexican peso debt was denominated in U.S. dollars and 55.1% in other currencies), and approximately 19.1% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions, approximately 40.5% of our net debt as of March 31, 2025 was denominated in Mexican pesos.

As of March 31, 2025, we had approximately Ps. 170.1 billion in debt and contractual obligations due in 2025, including approximately Ps. 123.0 billion of principal and amortizations, Ps. 36.3 billion in short-term lease debt, and Ps. 10.8 billion in purchase obligations.

As of March 31, 2025, we had approximately Ps. 218.0 billion in debt and contractual obligations due between 2026 and 2028, including approximately Ps. 125.4 billion of principal amortizations, Ps. 80.2 billion in long-term lease debt, and Ps. 12.4 billion in purchase obligations. As of the same date, we had approximately Ps. 186.7 billion in debt and contractual obligations due between 2029 and 2030, including approximately Ps. 98.6 billion of principal and amortization, Ps. 79.4 billion in long-term lease debt, and Ps. 8.7 billion in purchase obligations. As of the same date, we had approximately Ps. 286.7 billion in debt and contractual obligations due after 2030, including approximately Ps. 241.2 billion of principal and amortizations, Ps. 25.5 billion in long-term lease debt, and Ps. 20.0 billion in purchase obligations.

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. As of March 31, 2025, the net fair value of our derivatives and other financial items was a net liability of Ps. 7.7 billion.

During the first three months of 2025, we used approximately Ps. 24.7 billion to fund capital expenditures, which was primarily funded by our operating activities. We continue to evaluate our capital expenditure needs and opportunities. We have also continued to repurchase shares of our capital stock under our share repurchase program, and during the first three months of 2025, we spent Ps. 3.8 billion repurchasing our shares in the open market. Whether we continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By: /s/ Carlos José Garcia Moreno Elizondo
Name: Carlos José Garcia Moreno Elizondo
Title: Chief Financial Officer